Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF BOARD MEETING

The Board of Directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) hereby announces that a meeting of the Board will be held at 9:30 a.m. on 24 April 2014 (Thursday) to consider and approve, among other things, the publication of the announcement of the Company’s results for the 3 months ended 31 March 2014.

By Order of the Board of
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

8 April 2014

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming